Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Sprint Corporation

Commission File No.:  001-04721

Twitter, Facebook, Instagram and other social media posts related to the transaction:

G. MICHAEL SIEVERT (Twitter @SievertMike)

•                  Tweet:  Big, exciting news here! As a combined company, the New @TMobile can really accelerate MAJOR innovation and opportunity in the 5G era for US consumers, businesses, economy & jobs at a rate impossible to do individually. #5GForAll info here: http://www.AllFor5G.com

•                  Tweet: The New @TMobile will be the ONLY one with the breadth & depth to build a true nationwide 5G network, forcing ATT, VZ, Comcast, Charter & the rest to invest more & faster, which will  US jobs & create significant growth opps for US businesses. Info below. http://www.AllFor5G.com

•                  Tweet: Yrs ago, US companies like Uber took advantage of broadly deployed 4G to create early global leadership. The New @TMobile’s nationwide 5G network will be the only one able to quickly create the same ability nationwide for the next wave of smart tech. More: http://www.AllFor5G.com

•                  Tweet: That kind of innovative leadership will boost US economic growth and lead to the creation of thousands of US jobs, including jobs at the New @TMobile. As we build a competitive force, we’ll be adding customer svc, retail & engineering jobs. Info below. http://www.AllFor5G.com

•                  Tweet: .@TMobile’s worked hard to gain trust, loyalty & excitement and you can bet #WeWontStop! In fact, this will supercharge our #Uncarrier strategy with lower prices, unmatched value & more competition in wireless, video & broadband!! Info below. http://www.AllFor5G.com

•                  Tweet: The New @TMobile is committed to maintaining a disruptive, customer-first approach with better service, lower prices and the highest capacity network. #5GForAll Info below.

•                  Tweet: Well it sounds like you’re all set then, haha! Seriously tho if you were liking how we about wireless before, you’ll LOVE it after the merger. Our outlook on wireless isn’t changing one bit. But we will have more resources to realize our vision! Key info:

•                  Tweet: No way! We went from losing to the fastest growing company in wireless bc we saw the carriers were doing everything wrong. That’s who we are, and that won’t change. And we have a track record with Metro!! #WeWontStop putting custs first! Info here:

•                  Tweet: We have concrete plans that project job growth for the combined company vs. the two standalones! We’ll be building out in markets neither company has ever been & adding jobs in sales, retail, care, engineering, and more. Info:

•                  Tweet: We don’t believe in limits! Our plans are anchored on the T-Mobile network... Expect everything to get better!! Lots of info here:

•                  Tweet: What?! No way!! We’re STILL the #Uncarrier, after all!! We’re projecting more innovation, better service, the world’s most advanced 5G network, with LOWER prices. We wouldn’t do this if it wasn’t to advance who we are, the #Uncarrier!! More here.

•                  Tweet: The merger still has to go through the regulatory review process, but I can tell you we’re expecting huge improvements across the board!! And in the meantime, #WeWontStop either!!  Full details here:

•                  Tweet: This is a huge opportunity to bring competition and real choice to rural areas. Excited to share all the info with you and others! In the meantime, important stuff here:

•                  Tweet: We’ll be able to create highest capacity nationwide network in US history, it’ll open thousands of jobs, prices will go down with more value, and we’ll build the world’s most advanced 5G network. Key info here:

•                  Tweet: We’ll be able to create highest capacity nationwide network in US history, it’ll open thousands of jobs, prices will go down with more value, and we’ll build the world’s most advanced 5G network. Key info here:

•                  ReTweet @jvkap: Too much fun filming a message to our incredible employees with New @TMobile CEO @JohnLegere and COO @SievertMike! Can’t wait to watch them supercharge the Un-carrier strategy + accelerate innovation in the 5G era for consumers. More info here: http://www.allfor5G.com

•                  Tweet: BTW — you can bet I chose my #AreYouWithUs t-shirt to wear during yesterday’s big announcement. Bc @TMobile and even the New @TMobile will ALWAYS be the #Uncarrier. Putting custs first is what we do now and forever….. #AreYouWithUs???!

•                  Tweet: Nope! We mean what we say at the #Uncarrier…. and we’re talking about lower prices, with better service and the highest capacity network in the US. Details here:

•                  Tweet: Great question but I can assure you that won’t be the case!! We project having LOWER prices & we aren’t changing who we are as the #Uncarrier one bit. Check out the important info here:

•                  Tweet: We couldn’t agree more…. And we won’t! We’re getting more resources to supercharge our mission as the #Uncarrier! :-) More key info here:

•                  Tweet: There are tons of players esp when you think about convergence. Comcast & Charter are entering wireless, ATT & VZ are in TV. The New T-Mobile will have combined resources able to create the first & best nationwide 5G network to compete on all fronts. Info:

•                  Tweet: Hey thanks for reading that! We’re psyched too! We’re still working towards 5G with 600 MHz. It’s just that with Sprint’s added spectrum, the New T-Mobile will be able to create nationwide 5G with breadth AND depth! Info here:

•                  Tweet: I think you mean magenta ;-) Bc the company is staying magenta!! Details here:

•                  Tweet: Marcelo will sit on the Board of Directors. More key info:

•                  Tweet: Right now we’re still separate, but the goal is that with Sprint resources we can offer all customers incredible, unprecedented service, value and network! More info here:

•                  Tweet: We’ve been the #Uncarrier for over 5 yrs and the opp to supercharge it seriously fires me up!! Thanks team for letting us fire you up, too! Can’t wait to keep kicking ass together!!

•                  Tweet: Believe it or not, we’re expecting to give customers even lower prices and more value! Key info here:

•                  Tweet: Potentially! I mean, the amount of speed and capacity that will be gained from this new 5G network could essentially replace your broadband. It already is for a lot of ppl. Key details here:

•                  Tweet: Right we would be migrating the Sprint network into T-Mobile’s and making one awesome supercharged network! Everybody will win! How it all works:

•                  Tweet: From day 1 we plan for there to be MORE jobs. And yeah, John would still be CEO. :-) Here’s more info :

•                  Tweet: Haha honestly I understand skepticism. But you have to remember, we are the #Uncarrier and I hope we’ve earned everybody’s trust enough to know that we will ALWAYS put custs first!! It’s the right thing to do AND it’s good business. Key info here:

NEVILLE RAY (Twitter @NevilleRay)

•                  Tweet: There’s an urgent need to spark the 5G economy in the US and we couldn’t be more excited to build the first nationwide 5G network with the breadth and depth necessary to pave the way. Key info: https://allfor5g.com

•                  Tweet: 5G will be transformational and it’s imperative that US leads 5G development. Only the New @TMobile will have the scale and capacity to remarkably accelerate nationwide 5G innovation and jobs in a way that will position the US as a 5G leader. Info below. https://allfor5g.com

•                  Tweet: 5G networks will need breadth & depth. Compared to @TMobile’s network today, the New @TMobile’s network is expected to deliver 15x faster speeds on avg nationwide by 2024, with many customers experiencing 100x faster speeds than early 4G. Info below. https://allfor5g.com/

•                  Tweet: With @Sprint’s 2.5GHz spectrum & @TMobile’s nationwide 600 MHz spectrum, and other combined assets, the New @TMobile plans to create the highest capacity mobile network in US history. And we’ve proven we can deploy fast! Key info below. https://allfor5g.com/

•                  Tweet: .@TMobile’s worked hard to gain trust, loyalty & excitement and you can bet #WeWontStop! In fact, this will supercharge our #Uncarrier strategy with lower prices, unmatched value & more competition in wireless, video & broadband!! Info below. http://www.AllFor5G.com

•                  Tweet: We’re projecting the New @TMobile will have the first and best nationwide 5G network in the US. Period.

•                  Tweet: We’ll be able to expand much faster to many more people with superior quality, especially in rural areas!! Info here!

•                  Tweet: Stay tuned! Over the coming months there will be a lot of regulatory and shareholder review and approval. Key info here:

•                  Tweet: The network would only get stronger! Everything we do will benefit customers! Key info here:

•                  Tweet: We fully plan on leveraging all of the combined spectrum assets with the new network. Key info here

•                  Tweet: Between our 600 MHz and Sprint’s extensive 2.5GHz and other combined assets, we plan to create the highest capacity nationwide mobile network in US history. Key info here:

•                  Tweet: Looking forward to building an unprecedented network! Check it out:

•                  Tweet: We’re building the first and best nationwide MOBILE 5G network. But why not break down other walls, too, if we can? Lots more here….

•                  Tweet: Yep! Our intent is to create the mother of all networks. It’s going to be something no one has ever seen! More on that here: https://allfor5g.com/

•                  Tweet: The New @TMobile would significantly enhance our network with immediate customer benefits like speed, coverage & capacity as we build a nationwide 5G network that puts the US in a 5G leadership position. Incredible potential! Key info below.

•                  Tweet: We’ll continue deploying 5G radios with our 600 MHz rollout as we have been. With Sprint’s add’l spectrum and resources, we’ll be able to accelerate 5G development for the highest capacity network in the US. Important info here:

•                  Tweet: Lots of review and approval that has to happen over the coming months. Stay tuned and check out the details here:

•                  Tweet: Even at 50k it’s materially less than what each of us would have looked to build over time on our own. Our plan is to create a massive macro network with a ton of density. Details on our plans here:

•                  Tweet: With Sprint’s 2.5GHz spectrum and our nationwide 600 MHz spectrum, we can work to create an unprecedented 5G network. That in and of itself will put pressure on ATT, VZ, Comcast, Charter to step up too! Info:

•                  Tweet: Coverage would become stronger as we integrate the networks. Details here:

J. BRAXTON CARTER (Twitter @braxtoncarter)

•                  Tweet:  What exciting news. As a combined force, the New @TMobile will be able to achieve progress and momentum for our customers, country, and employees well beyond what either company could do individually. Key info: http://allfor5g.com

•                  Tweet: In the 1st 3 yrs we plan to invest up to $40B into the network & business, a massive capital outlay that will fuel job growth at the New @TMobile & across related sectors. This is 46% more than @TMobile @Sprint spent combined in the past 3 yrs. Info below.

•                  Tweet: That capital investment positions us to increase competitive pressure from ATT, VZ, Comast, Charter and others AND add new jobs. The New @TMobile will employ more people than @TMobile and @Sprint would separately. Key info below.

•                  Tweet: I came from @MetroPCS 5 yrs ago and it’s been amazing. Our @TMobile @MetroPCS partnership has proven that our customer-first model works. With this new company, we will be able to compete at a new level benefiting every single stakeholder. Key info below.

•                  ReTweet of @marceloclaure: Fun times ahead #5GForAll @sprint @TMobile

•                  Tweet: Thank you! @TMobile has done so much for wireless customers in America and we project this merger will REALLY amp our efforts to change wireless and other industries for good! More on that here:

•                  Tweet: Short-term, nothing happens. All brands keep running as usual. Long-term, we’ll leverage the best of Sprint to maximize the customer experience. Important info here:

•                  Tweet: The New @TMobile will create thousands of US jobs and unlock massive economic growth. More info: http://www.AllFor5G.com

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

The below articles were made available in connection with the transaction.

MORNING CONSULT

This Isn’t Your Older Brother’s Wireless Merger

By John Sununu

Standing in line for the first iPhone ten years ago, it would have been impossible to predict the current state of play in the world of communications. More accurately, you could have tried, but you would have been very wrong. Verizon now owns Yahoo! and AOL. AT&T has acquired DirecTV and is now the country’s largest television provider. Comcast and Charter are launching their own mobile phone plans, while Google operates a high-speed fiber optic network in major cities across America.

To keep pace with customer demand for mobile connectivity and novel content, companies are joining across sector lines to form unlikely partnerships. Old boundaries are dissolving, as industries like cable, telecom and media converge. As policymakers evaluate the T-Mobile/Sprint merger announced this week, they’ll need to rethink the old, segmented definitions of industries to promote public interest in a new competitive world.

The combination will give T-Mobile the resources to deploy new technology — think 5G — faster and more broadly than ever before. These investments will take consumers far beyond the benefits of wireless speed and reliability — to high-speed home broadband, new streaming services and internet of things connectivity. This is particularly true in rural communities, where many Americans continue to be limited in their choice of wireless provider, broadband operator, or both.

T-Mobile and Sprint have highly complementary spectrum portfolios that will position the combined company to deliver America’s first nationwide 5G network, and press other providers to rapidly invest more in their own 5G networks. 5G will vastly improve high-speed internet access and quality in the United States, particularly in underserved communities where Wi-Fi has struggled to bridge the digital divide. Additionally, faster mobile speeds will accelerate the adoption of internet of things technologies, creating an ecosystem of connected devices to satisfy consumer demand for instant and constant connection.

With greater scale, T-Mobile will also have lower costs, economic efficiencies and capacity to reach more customers. And with a history of leading the industry in rolling out new ideas, the new T-Mobile will continue to accelerate change in a landscape that becomes more crowded every day. Comcast and Charter are becoming players, leveraging their distribution networks and massive subscriber bases. Google’s development of Google Fi and Facebook’s work on drone-based mobile broadband further underscore just how crowded this space is becoming.

Cable and mobile companies are also making investments in content to entice and retain consumers. Comcast’s acquisition of NBCUniversal, Verizon’s acquisition of Yahoo! and AT&T’s acquisition of DirecTV all epitomize the evolution toward vertical integration that is likely to continue as consumers’ preference for mobile services disrupts traditional services. In fact, phone and tablet internet use surpassed desktop usage in 2016, as consumers now use mobile devices as their primary gateway to the internet.

Consumers have responded with enthusiasm to innovations in mobile internet delivery, and history shows that when companies innovate and respond freely to consumer preferences, everyone benefits. It is critical that policymakers understand the industry changes brought about by internet mobility, and how the resulting convergence can drive innovation.

Promoting the public interest in this new environment will require a reconsideration of old assumptions about competition and consumer benefits. Competitive sets like the “Big Four” in wireless and distinctions like “wired vs. wireless” are increasingly irrelevant to the future of the industry. By forcing once separate industries to compete across a broader playing field, convergence is intensifying competition in mobile access and content delivery, with the potential to accelerate innovation, IT infrastructure development, and U.S. economic growth.

Still not convinced the wireless world has changed much in 10 years? Consider this: In 2009, the market leader in mobile platforms was…Blackberry.

John Sununu, who served as U.S. senator for New Hampshire from 2003 to 2009 and as representative for New Hampshire’s 1st District from 1997 to 2003, served as a director at Time Warner Cable from 2009-2016 and is currently a consultant to T-Mobile.

THE DAILY CALLER

This Merger Can The Provide Competitive Spur To Win The 5G Race

By James K. Glassman

The decision Sunday by the boards of T-Mobile and Sprint to merge the two companies is timely in the extreme. What the U.S. needs in order to develop 5G, or critical fifth-generation mobile Internet technology, is competition, and the merger, if it is approved by regulators, will provide competition that neither company could possibly offer on its own.

Competition has given Americans better products, better service, better prices — and a faster-growing economy. But the race to 5G has threatened to become bogged down in complacency. AT&T and Verizon are content with dominating and launching sporadic 5G without a formidable competitor capable of heavy investment in new technology for a broad and deep network. With the merger, all that will change.

The effects of competition have been clear in recent years as T-Mobile’s Un-carrier strategy has forced AT&T and Verizon to adopt more consumer-friendly offerings, and both Sprint and T-Mobile have forced competitors to offer unlimited data plans. By joining together, the new T-Mobile can create even more disruption in the wireless market. Combined, T-Mobile and Sprint will have the scale and resources to reshape the communications landscape for U.S. businesses and consumers.

What will 5G do? While all the details still aren’t final, 5G will likely give your mobile phone a connection 10 times faster than 4G — fast enough to download a 3D movie in 30 seconds (compared with six minutes with 4G). More important, 5G will provide the bandwidth for a larger and more efficient “Internet of Things,” reducing the lag time or latency between devices and the servers with which they communicate, enabling, for example, driverless cars to be far safer.

Currently, the United States is neck-and-neck with our South Korean, Japanese, and Chinese counterparts to develop and implement 5G technology. The country that wins will reap significant economic benefits. AT&T and Verizon are investing in 5G technology but not to the degree they should be, in light of their positions atop one of our most important economic sectors.

That’s where the merger comes in. The new T-Mobile will generate significantly more pressure on all companies in the wireless space — including new entrants from cable — to develop their 5G technology rapidly. T-Mobile and Sprint both bring unique spectrum holdings, R&D bases, and access to capital to carry our country across the finish line in the race to nationwide 5G.

A competitive spirit is America’s great comparative advantage. But competition has been too limited in communications technology, a sector that affects us all. By introducing a powerful new player with a penchant for pro-consumer disruption onto the scene, the merger of T-Mobile and Sprint will have a powerfully positive effect on the U.S. economy.

America has the strongest private sector in the world, but we can’t afford to rest on our laurels. Regulators, policymakers, business leaders — as well as consumers — need to understand what’s at stake with this merger. It’s our best chance to get 5G implemented quickly and broadly, to the benefit of all of us.

James K. Glassman, who introduced Internet technology to American diplomacy as Under Secretary of State for Public Diplomacy (2008-09), is a senior advisor to Sprint. He was formerly a fellow at the Center for Internet, Communications and Technology at the American Enterprise Institute.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.